Emerging Markets Growth Fund, Inc. 333 South Hope Street Los Angeles, California 90071-1406

October 10, 2014

John Grzeskiewicz

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Emerging Markets Growth Fund (the “Fund”)
File Nos. 333-74995 and 811-04692

Dear Mr. Grzeskiewicz:

In response to your verbal comments on September 29th to the Fund’s Post-Effective Amendment No. 22, we hereby submit our responses as set forth below. As discussed, we intend to file the Fund’s Post-Effective Amendment No. 23 on October 28, 2014, with a proposed effective date of October 31, 2014, contingent on shareholder approval.

General Comments

1)	Please confirm that item 8 disclosure is not required for the Fund (e.g., payment of financial intermediaries); also describe how the fund is being distributed.

Response: The Fund does not use brokers or other intermediaries to sell its shares; thus a statement related to the payment of financial intermediaries required under item 8 of the N-1a instructions is not applicable. The Fund is generally offered to institutional and high net worth clients of Capital International, Inc. and its affiliates by marketing staff within the Capital Group.

2)	Please confirm that the use of derivatives is not a principal investment strategy.

Response: The Fund does not engage in derivatives transactions as a principal investment strategy. The use of derivatives is typically related to forward currency contracts for purposes of hedging currency exposure and is generally under 5% of the Fund’s net assets. On occasion, the Fund may also purchase access warrants to gain economic exposure where it otherwise is not able to hold the local security. To the extent the Fund intends to invest more significantly in derivatives or derivative-type instruments in the future, we will add appropriate disclosure.

3)	Please confirm that portfolio managers are employed by the Capital organization, as opposed to third parties.

Response: Portfolio managers for the Fund are employed by the adviser, Capital International, Inc., or its affiliates.

4)	Please elaborate on the purchases and sales information in the summary prospectus.

Response: We will expand the detail on purchases and sales in the summary section of the prospectus under “Purchase and sale of fund shares.”

5)	Please add a footnote to the Financial Highlights table to reflect that prior to October 2014, the Fund was operated as an open-end interval fund

Response: We will add such a footnote to the Financial Highlights table.

6)	Please confirm that that nothing in the SAI affects Fund performance or would influence an investor’s decision to invest that is not already captured in the prospectus.

Response: All principal investment strategies and related disclosure are included in the prospectus.

7)	Please add a non-fundamental policy of not investing more than 15% of a Fund’s assets in illiquid investments.

Response: The Fund will comply with the requirements under the 1940 Act and related staff guidance, including limitations on investments in illiquid securities.

If you have any questions or comments regarding our responses, please contact me at (213) 486-9516.

Sincerely,

/s/ Laurie D. Neat

Laurie D. Neat

Secretary